PURCHASE AND ASSUMPTION AGREEMENT

AGREEMENT made as of this 17th day of September, 2012, between Community First Bank & Trust, a Tennessee banking corporation having its principal office at 501 South James Campbell Boulevard, Columbia, TN 38401 (the "Company"); and First Citizens National Bank, a national banking association having its principal office at One First Citizens Place, Dyersburg, Tennessee 38024 (the "Purchaser"); and

WHEREAS, the Company wishes to sell certain assets and transfer certain liabilities of the branch office operated by it at 9045 Carothers Parkway, Franklin, Tennessee 37067 (the "Branch"); and

WHEREAS, the Purchaser wishes to buy certain assets and assume certain liabilities of the Company used at the Branch;

NOW, THEREFORE, IN CONSIDERATION of the premises, of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged;

IT IS AGREED AS FOLLOWS:

ARTICLE 1

TRANSFER OF ASSETS AND ASSUMPTION OF LIABILITIES

1.1      Effective Date.  Except as otherwise provided herein, the closing date (hereinafter termed "Effective Date") shall be the later of (i) the close of business on the first Friday following the first business day on which all regulatory approvals of this transaction required by law and this Agreement have been obtained and all waiting periods required by statute have expired so that this sale may be legally consummated in accordance with the terms of this Agreement; (ii) the date that the parties' data processing vendors advise each party that it can convert the data processing information at the Branch; or (iii) such other date thereafter as may be mutually agreed to by the parties, which agreement shall not be unreasonably withheld.

1.2      Transfer of Assets and Consideration Therefor.

(a) The Company agrees that, subject to the terms and conditions of this Agreement, it will validly sell, assign, transfer, convey and deliver to Purchaser on the Effective Date:

(i)        existing petty cash and vault cash at the Branch on the Effective Date;

(ii)       all of its right, title, and interest in and to all of the furniture, fixtures, and equipment used in the operation of the Branch as set forth on Schedule 1.2(a)(ii);

(iii)       certain loans, including term loans, mortgages, and other credits outstanding, carried on the Company's books as assets associated with the Branch, listed on Schedule 1.2(a)(iii), together with all rights related to such loans including security interests and all interest on such loans accrued but unpaid as of the Effective Date, but excluding any loans charged off, classified, over 90 days past due, or meeting the loan policy criteria of either Purchaser or Company as being on a "watch or problem list;"

(iv)       prepaid premiums to insurance companies for property and casualty insurance and the Federal Deposit Insurance Corporation ("FDIC");

(v)       the improved real property where the Branch office is located, as more particularly described in Exhibit A attached hereto and incorporated herein by reference (other than all property owned by tenants or other users or occupants of the Real Property (defined below)), (A) together with all rights, privileges, rights of way and easements appurtenant to each such premises, including, without limitation, any easements, rights of way or other interests in, on, or under any land, highway, alley, street or right of way abutting or adjoining such property, and (B) all buildings and other improvements located thereon (collectively, the "Real Property"), such property to be delivered pursuant to a special warranty deed in substantially the form of Exhibit B attached hereto and incorporated herein by reference conveying marketable, insurable fee simple title to the Real Property and with a title policy evidencing that the property is free and clear of all encumbrances subject only to:  (1) the rights of tenants, as tenants only, under the Tenant Leases (as hereinafter defined); (2) the matters set forth in Schedule B-II of the Title Commitment (defined below in Section 5.9(a)) or matters shown in the Survey (defined below in Section 5.9(b)) to which Purchaser does not object or to which Purchaser waives any objection pursuant to Section 5.9(c); (2) subject to Purchaser's due diligence rights under this Agreement, all governmental laws, codes, ordinances and restrictions now or hereafter in effect (as the same may affect the Real Property); (3) the lien of ad valorem real property taxes and assessments for the year in which the Effective Date is established and not yet due and payable as of the Effective Date, subject to adjustments as provided for in this Agreement (collectively, the "Permitted Exceptions"); and (4) acts of, by or through Purchaser.

(vi)       to the extent approved by Purchaser during its due diligence period described herein, intangible property, goodwill, rights and privileges owned by Company and in any way related to, or used in connection with, the ownership, operation, maintenance, use or occupancy of the Real Property, including, without limitation, all site plans, surveys, soil and substrata studies, architectural drawings, plans and specifications, engineering plans and studies, floor plans, landscape plans and other plans and studies owned by the Company that relate to the Real Property, together with guaranties and warranties (to the extent of Company’s interest therein and to the extent assignable without cost to Company);

(vii)      subject to the provisions of this Agreement, the Real Property will be conveyed subject to, and all of Company's right, title and interest in, certain leases (hereinafter called the "Tenant Leases") as listed in Schedule 1.2(a)(vii) and as more particularly contemplated under Section 2.2(d) of this Agreement will be assigned to Purchaser, and all such Tenant Leases shall also be included within the definition of the term “Real Property” for all purposes of this Agreement;

(viii)     all right, title, and interest in and to the safety deposit box business conducted at the Branch;

(ix)       any equipment leases (the "Equipment Leases") pursuant to which equipment used in the Branch is leased by the Company and that are listed on Schedule 1.2(a)(ix), including all documents executed or delivered in connection with each such Equipment Lease and all rights in relation thereto as of the Effective Date;

(x)        all overdrafts of the book balance of any of the deposit liabilities, not to exceed $25,000 per customer or more than thirty (30) days old, which are not subject to Overdraft Protection Lines of Credit (“Overdrafts”); and

(xi)        the Company’s rights under the consumer lines of credit made available to customers of the Branch as a protection against overdrafts on the deposit liabilities of the Branch (“Overdraft Protection Lines of Credit”), and all loans associated with the Branch outstanding on the Effective Date pursuant to overdraft lines of credit (“Overdraft Protection Loans”).

(b) Purchaser agrees to assume, pay, perform, and discharge the following liabilities and obligations of the Company associated with the Branch first arising as of and after the Effective Date:

(i)         (A)  all demand and savings deposit liabilities, together with all liabilities, duties and obligations of the Company associated therewith including, but not limited to, the agreements with customers associated with such deposits listed on Schedule 1.2(b)(i)(A), provided that Company shall pay all accrued interest as of the Effective Time on such deposits listed on Schedule 1.2(b)(i)(A);

(B)       all term deposit liabilities, including, but not limited to, Individual Retirement Accounts (IRAs) and Certificates of Deposit (CDs), with accrued interest, together with all liabilities, duties and obligations of the Company associated therewith, including, but not limited to, the agreements with the customers associated with such deposits listed on Schedule 1.2(b)(i)(B);

(ii)        the Tenant Leases and Equipment Leases and service contracts, excluding any data processing agreements or hardware or software contracts;

(iii)       all leases for safety deposit boxes;

(iv)       all liabilities, duties and obligations of the Company arising or to be performed with respect to the Overdraft Protection Lines of Credit and the Overdraft Protection Loans, including under the loan documents related thereto;

(v)        all liabilities, duties and obligations of the Company arising or to be performed after the Effective Date with respect the Permitted Exceptions, other contracts expressly assumed as of the Effective Date and the Tenant Leases; and

(vi)      all liabilities, duties and obligations of the Company arising or to be performed after the Effective Date with respect to the loans transferred hereunder, including under the loan documents related to such loans, including, without limitation, any obligations to make advances or disbursements of principal with respect to and in accordance with the terms of any such loan.

Other than those liabilities specifically assumed in this Section, Purchaser shall not assume any liabilities of Company, whether known or unknown, disclosed or undisclosed, contingent or otherwise, which have arisen or may arise or be established in connection with the conduct of business at the Branch prior to the Effective Date.

                       (c)       Purchaser agrees that on the Effective Date, subject to the terms and conditions of this Agreement and in consideration for the aforesaid sale, assignment, transfer, conveyance and delivery, Purchaser will pay to the Company the following purchase price (the "Purchase Price") (or alternatively, the amount of cash to be paid by Company to Purchaser if the following calculation is a negative amount) determined as follows:

(i)      An amount equal to 4% of the total deposit liabilities of the Branch as of the Effective Date; plus

(ii)        the book value at the Effective Date of the assets listed in Section 1.2(a)(i) above; plus

(iii)       the book value at the Effective Date of the assets listed in Section 1.2(a)(ii) above; plus

(iv)       the Company's book value at the Effective Date of the assets listed in Section 1.2(a)(iii) above; plus

(v)        the book value at the Effective Date of the assets listed in Section 1.2(a)(iv) above; plus

(vi)       the book value at the Effective Date of the assets listed in Section 1.2(a)(v) above; plus

(vii)      the book value at the Effective Date of the assets listed in Section 1.2(a)(ix) above; plus

(viii)     the book value at the Effective Date of the assets listed in Section 1.2(a)( x) above; minus

(ix)        the book value at the Effective Date of the liabilities listed in Section 1.2(b)(i) above; plus or minus

(x)        all prorations of rents and utility payments, contract and lockbox payments, real and personal property taxes, and similar expenses and charges relating to the physical plant of the Branch, and the FDIC premium and other expenses relating to the deposit liabilities assumed. In furtherance of the foregoing:

(a)        All normal and customarily proratable items, including without limitation, real and personal property taxes, utility bills (except as hereinafter provided), collected rents and other income, payments under operating contracts with respect to the Real Property assumed by Purchaser including those for which notice of termination has been given pursuant to the terms of this Agreement but have not yet expired), and license and permit fees shall be prorated as of the Effective Date based upon a 365-day year, Company being charged and credited for all of the same relating to the period up to the Effective Date and Purchaser being charged and credited for all of the same relating to the period on and after the Effective Date.

(b)        Real estate and personal property taxes and assessments for the tax year in which the Effective Date occurs shall be prorated based upon the portion of the tax year each of Company and Purchaser will have owned the Assets.  Company shall be responsible for all taxes for the period prior to the Effective Date.

(c)        No proration shall be made in relation to delinquent rents, if any, payable to Company under any of the Tenant Leases and existing as of the Effective Date.  In adjusting for uncollected rents, no adjustment shall be made in Company’s favor for rents which have accrued and are unpaid as of Effective Date, but Purchaser agrees to pay Company such accrued and unpaid rents, if, as and when collected by Purchaser, it being agreed that Purchaser shall not be deemed to have collected any such arrearages attributable to the period prior to the Effective Date until such time as the tenant under the subject Tenant Lease is first current in the payment of all rents and other amounts payable under the applicable Tenant Lease and accruing after the Effective Date and Purchaser has recovered its reasonable costs and expenses in making such collections. Purchaser agrees to bill tenants under the Tenant Leases of the Real Property for all past due rents and to take any reasonable actions in the normal course of business to collect rents that are accrued but unpaid as of the Effective Date for a period of ninety (90) days after the Effective Date, provided that Purchaser shall not be obligated to incur any out‑of‑pocket third party expenses in connection with such actions and Purchaser shall not be obligated to take any action to initiate litigation or other adversarial proceedings with respect thereto or to terminate a tenancy.

(d)        Final readings and final billings for utilities will be made if possible as of the Effective Date, in which event no proration shall be made at the Effective Date with respect to utility bills.  Otherwise, a proration shall be made based upon the parties’ reasonable good faith estimate and a re-adjustment made within sixty (60) days after the Effective Date.  Company shall be entitled to receive a return of all deposits presently in effect with the utility providers, and Purchaser shall be obligated to make its own arrangements for deposits with the utility providers.

(e)        No proration will be made in relation to insurance premiums carried by Company as to the Real Property and/or furniture, fixtures, and equipment used in the operations of the Branch and the insurance policies will not be assigned to Purchaser.

(f)         Purchaser shall receive a credit for all security deposits (other than those security deposits payable under the Tenant Leases that Company will deliver to Purchaser pursuant to Section 1.3(j)), common area and operating expense amounts or similar sums and amounts held by the Company with respect to the Real Property, and if required by law, with interest thereon.

(g)        Company shall pay (or provide Purchaser a credit at closing and establishment of the Effective Date for) all leasing commissions and tenant improvement costs (“Tenant Lease Costs”) that are accrued, due and payable or required to be expended during the current lease term of any Tenant Lease.   Other than the foregoing, Purchaser shall assume and be responsible to pay all Tenant Lease Costs that first arise or accrue on or after the expiration of the current term of any Tenant Lease, including as a result of (1) new Tenant Leases executed after the date of this Agreement and with the prior written approval and consent of Purchaser, (2) Tenant Lease extensions, renewals and expansions first exercised after the Effective Date pursuant to the existing terms and conditions of existing Tenant Leases exercised by the tenants thereunder after the Effective Date, and (3) amendments or modifications to, or renewals of, existing Tenant Leases entered into after the date of this Agreement but prior to the Effective Date with Purchaser's prior written consent and approval.

(h)        Notwithstanding the foregoing, if any portion of the rents, such as operating cost pass‑throughs, common area expenses or additional rent and charges, are paid by any tenants under one or more of the Tenant Leases on an estimated basis (“Estimated Rent Payment”), then the Estimated Rent Payment shall be reconciled- against actual charges and expenses as of and at the Effective Date, and Company shall provide a proposed, reasonably detailed reconciliation of same for Purchaser’s approval.  If Company’s pre-closing reconciliation indicates that Company has received any Estimated Rent Payments in excess of what it has actually incurred, Purchaser shall receive a credit for such over-collected Estimated Rent Payments at the closing on the Effective Date.  At such time as Purchaser is required to provide to the tenants under the applicable Tenant Leases a final reconciliation of the Estimated Rent Payment for the year of the closing and establishment of the Effective Date, Purchaser will provide a copy of same to Company.  If such final year-end reconciliation shows that Company owes Purchaser additional sums, Company shall deliver such amount to Purchaser within thirty (30) days after Company’s receipt of such final reconciliation.  If the final year-end reconciliation shows that Purchaser owes Company additional sums or Company’s pre-Effective Date reconciliation shows that Company has under-collected Estimated Rent Payments, Purchaser shall pay such amount to Seller within thirty (30) days after Purchaser's receipt of such payments from the tenants.  Company shall be responsible for and conduct any audit of the Estimated Rent Payments that a tenant may request with respect to all years prior to the year in which the Effective Date occurs, and responsible for the payment of any amounts to which a tenant may be entitled as a result of such audit.

Subject to further modifications as required above, a Closing Statement substantially in the form of Exhibit C shall be used to determine the Purchase Price. Such Closing Statement shall include a detailed statement setting forth the manner and computation of the proration adjustments contemplated by Section 1.2(c)(x)(a)-(h).  Further, the proration adjustment provisions of Section 1.2(c)(x)(a)-(h) shall survive the Effective Date for a period of one hundred eighty (180) days after the end of the calendar year in which the closing and establishment of the Effective Date takes place, at which time there will be a one-time readjustment, if necessary; provided, however, with respect to ad valorem taxes, readjustments shall be made during the sixty (60) day period following the date final tax bills for the year of establishment of the Effective Date are received by Purchaser and with respect to Estimated Rent Payments, Section 1.2(c)(x) shall control.

1.3       Obligations of the Company on Effective Date.  On the Effective Date, the Company will:

(a)           deliver to Purchaser such of the assets purchased as shall be capable of physical delivery;

(b)           execute and deliver to Purchaser the Special Warranty Deed substantially in the form set forth as Exhibit B hereto to consummate the sale and transfer to Purchaser of the Real Property;

(c)           execute, acknowledge and deliver to Purchaser the Assignment and Bill of Sale substantially in the form set forth as Exhibit D hereto, and all such endorsements, assignments, bills of sale, and other instruments of conveyance, assignment and transfer as shall be reasonably necessary or advisable to consummate the sale and transfer to Purchaser the purchased assets;

(d)          execute, acknowledge and deliver to Purchaser the Assignment and Assumption of Tenant Leases substantially in the form set forth as Exhibit E hereto, including as to security deposits associated therewith, with respect to the Tenant Leases;

(e)        assign and deliver to Purchaser all collateral security of any nature whatsoever held by the Company as collateral security for any loans being acquired by Purchaser;

(f)         assign, transfer and deliver to Purchaser such of the following records pertaining to the deposit liabilities to be assumed by Purchaser and loans to be transferred as exist and are available, except where Purchaser waives compliance with any document transition being contemplated hereby:

(i)          signature cards, orders and contracts between the Company and depositors, and records of similar character;

(ii)         deposit slips and canceled checks or withdrawal orders representing charges to depositors;

(iii)        records of account;

(iv)        the form of rules and regulations applicable to the Company's deposits;

(v)         loan files and records;

(g)         deliver originals of all Tenant Leases or in the absence of an original for Birdsong Creative, Inc., Data Intelligence Group, LLC, and ROHM Semiconductor U.S.A., LLC, a true, correct and complete copy of such leases and confirmed by Company and the respective tenants on the Tenant Lease Estoppel Certificates (defined below), any renewals thereof and all amendments thereto, together with all tenant correspondence files, as pertain to the Real Property, and all portions thereof;

(h)         deliver certification of non‑foreign status in a form reasonably acceptable to Company and Purchaser;

(i)          deliver affidavits sufficient for Purchaser's Title Company to delete any exceptions for parties in possession (other than tenants under the Tenant Leases, as tenants only) and mechanics' or materialmen's liens from the Title Policy and to provide "gap" coverage with respect to such policy;

(j)          deliver all security deposits, together with accrued interest thereon if payable under the Tenant Leases or pursuant to applicable law, together with all guaranties and other original credit enhancements pertaining in any form or fashion to the Tenant Leases;

(k)         deliver an original of a standard tenant notification letter to each tenant under each of the Tenant Leases in a form to be drafted by Purchaser and reasonably satisfactory to Company notifying such tenants of the assignment of the applicable Tenant Lease and of such other matters as Purchaser may reasonably require including, without limitation, future notice addresses and the address for the payment of rents;

(l)          deliver to Purchaser all of the keys, combinations, signature cards, rental agreements, and other records pertaining to the safe deposit boxes located at the Branch;

(m)        transfer and deliver to Purchaser all securities, papers, and other items held by the Company for the customers of the Branch together with all the records relating thereto; and

(n)         deliver such other instruments and documents as may be reasonably necessary in order to complete the Closing and to carry out the intent and purposes of this Agreement.

Purchaser agrees that it will preserve and safely keep, for as long as may be required by applicable law, all of the files, books of account, and records referred to above for the joint benefit of itself and the Company, and that it will permit the Company or its representatives to inspect, and make extracts from or copies of, any such files, books of account, or records, at any reasonable time, and at the expense of the Company, as shall be reasonably necessary to the Company for the purposes of its records.

1.4       Assumption Agreement.  To evidence the assumption by Purchaser of the liabilities and obligations of the Company assumed pursuant to this Agreement (other than as pertain to the Tenant Leases and which shall be addressed separately under the Assignment and Assumption of Tenant Leases in the form attached hereto as Exhibit E), Purchaser will execute, acknowledge and deliver to the Company, on the Effective Date, an Assumption Agreement substantially in the form attached hereto as Exhibit F.

1.5       Certain Transitional Matters.  Following the Effective Date:

(a)           Purchaser agrees to pay in accordance with law all properly drawn and presented checks, drafts, and withdrawal orders presented to Purchaser by mail, over its counters or through the check clearing system of the banking industry, by depositors of the deposit accounts assumed by Purchaser hereunder, whether drawn on the checks, withdrawal, or draft forms provided by the Company or by Purchaser, and in all other respects to discharge, in the usual course of the banking business, the duties and obligations of the Company with respect to the balances due and owing to the depositors whose accounts are assumed by Purchaser hereunder.  The Purchaser's obligation under this Section 1.5(a) to honor checks, withdrawal, or draft forms provided by the Company and carrying its imprint shall expire at the close of business on the 45th business day following the Effective Date.

(b)          If any of such depositors, instead of accepting the obligation of Purchaser to pay the deposit liabilities assumed, shall demand payment from the Company for all or any part of any such assumed deposit liabilities, the Company shall not be liable or responsible for making such payment.  Instead, the Company may, at its discretion, assume custody of the check or other item presented for payment on an account which has been transferred to Purchaser, batch such items and forward them to the Purchaser at such locations as the Purchaser may direct in writing.  The Company shall not, at any time, be liable or responsible for making payment on such items by reason of its obtaining custody of them for transmittal to the Purchaser.  In order to reduce the continuing charges to the Company through the check clearing system of the banking industry which will result from check forms of the Company being used after the Effective Date by the depositors whose accounts are assumed, Purchaser agrees, at its cost and expense, as soon as reasonably possible after the Effective Date, to notify depositors of the Purchaser's assumption of deposit liabilities in writing in a form to be drafted by Purchaser and reasonably satisfactory to the Company, and to furnish each depositor of an assumed account with checks on the forms of Purchaser, with instructions to utilize Purchaser's checks and to destroy unused checks of the Company as of the Effective Date.

(c)          Purchaser agrees, no later than the start of the second business day after demand by the Company, to pay the Company an amount equivalent to the amount of any uncollected item included in a depositor's balance on the Effective Date which is returned after the Effective Date as not collected.  Purchaser shall be required to make such payment for an item only up to the amount on deposit with the Purchaser at the time the Company makes the demand aforesaid.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

The Company hereby represents and warrants to Purchaser as follows:

2.1       Corporate Organization and Powers.  The Company is a banking corporation duly organized, validly existing, and in good standing under the laws of the State of Tennessee.  The Company has the corporate power and authority to own its properties, to effect this transaction, and carry on its business as presently conducted.  The deposits being transferred to Purchaser pursuant to this Agreement are insured by the FDIC to the maximum extent permitted by the Federal Deposit Insurance Act, and the Company has paid all premiums with respect to such deposits and filed all reports required with respect thereto.

2.2        Leases; Title to Property; Encumbrances.

(a)            The Company has, and at the Effective Date will have, good, clear, and marketable title to all of the furnishings, equipment and other assets to be transferred to Purchaser pursuant to this Agreement, and in each case subject to no mortgage, pledge, lien, security interest, conditional sale agreement, encumbrance, or charge of any nature whatsoever, except for (i) liens for taxes or assessments not yet due and payable, and (ii) liens or encumbrances which do not materially detract from the value or interfere with the current use of the Assets ("Permitted Liens"), or Permitted Exceptions (with respect to the Real Property), or as disclosed in Section 2.2(a) of the Schedule of Exceptions attached hereto as Exhibit G.

(b)           The Company is the sole owner of the fee simple interest in the Real Property, and has good, marketable, insurable and indefeasible fee simple title to the Real Property, subject only to the matters disclosed in the Title Commitment and, as of the Effective Date, the Permitted Exceptions.

(c)          The Company has delivered to Purchaser complete and correct copies of all leases, if any, of material personal property used in connection with the operations of the Branch, which leases are listed on Schedule 1.2(a)(ix).  All such leases are valid and subsisting and there does not exist with respect to the Company's obligations thereunder, or to the knowledge of the Company, with respect to the obligation of any lessor thereunder, any material default or event or condition which, after notice or lapse of time or both, would constitute a material default thereunder and, to the knowledge of the Company, there is no condemnation proceeding pending or threatened, which would preclude or impair the use of the offices of the Company as presently being used in the conduct of the business of the Branch.

(d)          The Company has delivered to Purchaser complete and correct copies of all Tenant Leases with the tenants at the Real Property, which Tenant Leases are listed on Schedule 1.2(a)(vii).  All such Tenant Leases between the Company and such tenants at the Real Property are valid and subsisting and there does not exist with respect to the Company's obligations thereunder, or to the knowledge of the Company, with respect to the lessees thereunder, any material default or event or condition which, after notice or lapse of time or both, would constitute a material default thereunder.

(e)          The improvements, banking equipment, fixtures, and furniture being sold are all of the physical assets owned by the Company and used by it to conduct the business of the Branch as of the date hereof; the banking equipment comprising part of the assets being sold is in reasonable working order in all material respects, giving consideration to its age and use and subject to ordinary wear and tear.

(f)           No notice of any violation of zoning laws, building, fire, and other similar regulatory laws, statutes, ordinances, and regulations relating to the offices of the Branch has been received by the Company.

2.3       No Violation.  Neither the execution and delivery of this Agreement, nor the consummation of this sale, will violate or conflict with (a) the Charter or Bylaws of the Company, (b) any provision of any material agreement to which the Company is a party and which affects the Branch or any other restriction of any kind to which the Company is a party or by which the Company is bound under any material lease, or (c) any statute, law, decree, or regulation of any governmental authority known to the Company, once the required governmental consents referred to in this Agreement are obtained; or will result in a default under, or cause the acceleration of the maturity of, any obligation or loan to which the Company is a party.

2.4       Corporate Authority.  The execution and delivery of this Agreement, and the consummation of this sale, have been duly authorized by the Board of Directors of the Company as evidenced in Exhibit H.  No further corporate authorization on the part of the Company will be necessary to consummate the transaction.

2.5       Disclosure.  No representation or warranty of the Company contained in this Agreement, nor any schedule, exhibit or other document furnished or to be furnished by the Company, contains or will contain any untrue statement of a material fact or, in the aggregate, omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.  The amounts due and owing on all loans attributable to the Branch as shown by the books of the Company are correct in all material respects.

2.6        Binding Effect of Agreement.  This Agreement shall constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors' rights generally and by legal and equitable limitations on the availability of specific performance and other equitable remedies).

2.7        Financial Statements.  Company has provided to Purchaser financial information and related statements for the Branch for the prior three fiscal years ended December 31, 2011, 2010, and 2009.  Such financial statements include all statements of income, aged receivables and general ledgers for the foregoing years as would pertain to the Tenant Leases affecting the Real Property.  The Company will deliver to Purchaser such financial information and related statements for the Branch with respect to periods ended subsequent to December 31, 2011 (collectively, the "Financial Statements").  The Financial Statements (i) are or will be in accordance with the books and records of the Company which are or will be complete and correct in all material respects and which have been or will be maintained in accordance with good business practice and (ii) fairly present or will fairly present, as the case may be, the financial position of the Branch as of the dates indicated and the results of operations, and changes in financial position of the Branch for the periods then ended in conformity with generally accepted accounting principles consistently applied.

2.8        Litigation and Claims.  Except as is specifically disclosed in Section 2.8 of the Schedule of Exceptions attached hereto as Exhibit G, (i) there is no material litigation, proceeding or governmental investigation pending or, to the knowledge of the Company threatened against the Company relating to the Branch or the Assets (including the Real Property or Tenant Leases), or to the transactions contemplated by this Agreement; (ii) to the best of the Company's knowledge, there is no reasonable basis for any such material litigation, proceeding or governmental investigation (including, without limitation, violations of federal or state antitrust or securities or Racketeer Influenced and Corrupt Organizations ("RICO") laws); and (iii) Company is not a party to, or subject to the provisions of any judicial decree, judgment or order of any governmental agency, the performance or enforcement of which would materially and adversely affect the business or financial condition of the Branch considered as a single enterprise.

2.9        Regulatory Filings.  The Company has filed all required reports with applicable state and federal financial institution regulatory agencies.  The Company has not received oral or written notification from any regulatory agency that such required filings were deficient in any material respect as to form or content, and the Company has no knowledge of any fact or circumstance that would cause any regulatory agency to so regard such filings.  Except as prohibited by applicable law, the Company has made or will make available to Purchaser for its review and copying at Purchaser's sole cost and expense, true and complete copies of all such reports filed with applicable agencies from and after December 31, 2011.

2.10      No Regulatory Impediments.  The Company will use its reasonable efforts to assist Purchaser to obtain all necessary regulatory approvals for the transaction, and will comply with all reasonable conditions imposed by regulatory authorities for such approvals.  The Company is not aware of any reason why such approvals should not be forthcoming.

2.11      Brokers.  All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by the Company without the intervention of any broker or other person representing the Company in such manner as to give rise to any valid claim against Purchaser, for a finder's fee, brokerage commission or other similar payment.

2.12      Certain Transactions.  Except as disclosed in Section 2.12 of the Schedule of Exceptions attached hereto as Exhibit G, no officer, director or shareholder of the Company owning in excess of 5% of the Company's Common Stock or related interests or "affiliates" or "associates" (as such terms are defined in Rules 13e‑3 and 14a‑1, respectively, promulgated by the SEC under the Exchange Act) of such person has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company conducted at the Branch, except for the normal rights of a shareholder, and no such person has debt associated with the Branch; the Company is not indebted to any such person with respect to the operations of the Branch, except for amounts due under normal salary or other compensation arrangement or pension or retirement plan or reimbursement of ordinary business expenses; and the consummation of the transactions contemplated hereby will not (either alone, or upon the occurrence of any act or event, or with the lapse of time or both) result in any payment (severance or other) becoming due from the Company to any such person.

2.13      Investments.  Except for pledges to secure public and trust deposits and obligations under agreements pursuant to which the Company has sold securities subject to an obligation to repurchase, none of the investments associated with the Branch is subject to any restriction, contractual, statutory, or otherwise, which would materially impair the ability of the holder of such investment to dispose freely of any such investment at any time.  With respect to any agreements pursuant to which the Company has purchased securities subject to any agreement to resell, the Company has a valid, perfected first lien on security interest in the government securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

2.14      Contracts.  Except as disclosed in Section 2.14 of the Schedule of Exceptions attached hereto as Exhibit G, the Company is not a party to or otherwise bound under any contract, lease, agreement, or understanding, oral or otherwise, associated with the Branch and which are being assigned to Purchaser hereunder, which may not be terminated by the Company upon no more than thirty (30) days' notice without penalty.  The Company is not a party to any contract, lease, agreement or understanding, either written or oral, associated with the Branch, except for such as were entered into in the ordinary course of its business and which contain terms that are reasonably competitive with those generally found in the banking business in the markets served by the Company.  With respect to the Branch, the Company is not a party to, or bound or affected by, and does not receive benefits under, (i) any material agreement, arrangement or commitment whether or not made in the ordinary course of business, (ii) any agreement, indenture or other instrument relating to the borrowing of money by the Company, (iii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director or officer, (iv) any contract, agreement or understanding with a labor union or (v) any other contract or agreement which would be required to be filed as an exhibit pursuant to Item 601 of the SEC's Regulation S‑K to a Form 10‑K filed by the Company if such filing were required of the Company under the Exchange Act, in each case whether written or oral.  With respect to the Branch, the Company is not in default under any material agreement, commitment, arrangement, lease, insurance policy, or other instrument or letter entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

2.15      Real Estate.

(a)           There are no unrecorded liens, easements or encumbrances, (including, but not limited to, liens relating to environmental matters) against the Real Property or any portion thereof.

(b)           There are no defects or inadequacies in the Real Property or any part thereof which would adversely affect the insurability of the Real Property.

(c)           There are not currently pending any special assessments of any nature with respect to the Real Property or any portion thereof, nor has the Company received any written notice of nor has the Company knowledge of any such special assessment being contemplated.

(d)           The current uses of the Real Property comply in all material respects with all applicable zoning and use requirements and restrictions for use as a commercial office building and bank branch.  All zoning approvals, licenses, permits, easements and rights-of-way, including proof of dedication, required from all governmental authorities having jurisdiction over the Real Property or from private parties to make use of water, storm sewer, sanitary sewer, gas, electric, telephone and drainage facilities and all other utilities required by law (such utilities are collectively called the "Off-Site Utilities") to the Real Property, to ensure vehicular and pedestrian ingress and egress to the Real Property, and to authorize operation of the Real Property have been obtained.

(e)           There are no violations by Company or, to the best of Company's knowledge, by any other person or entity, of any restrictive covenants, declaration, easement agreements or other matters affecting or benefitting the Real Property.

(f)             (a) Company has not used, generated, treated, stored or disposed of Hazardous Materials (as defined below) in, under or upon the Real Property (above or below ground), or any portion thereof except for usual and customary cleaning and maintenance materials used and stored thereon in compliance in all respects with applicable law, (b) to the best of Company's knowledge, no prior owner and no prior or current occupant used, generated, treated, stored or disposed of such Hazardous Materials in, under or upon the Real Property except for usual and customary cleaning and maintenance materials used and stored thereon in compliance in all respects with applicable law; (c) to the best of Company's knowledge no Hazardous Materials are present in, under or upon the Real Property, or any portion thereof except for usual and customary cleaning and maintenance materials used and stored thereon in compliance in all respects with applicable law; (d) Company has received no written notice stating that the Real Property and the use and operation of the Real Property are in violation in any respect of any Environmental Laws (as defined below); (e) to the best of Company's knowledge no portion of the Real Property has ever been used as a sanitary landfill or dump or for the disposal, use, storage or generation of Hazardous Materials; (f) to the best of Company's knowledge no underground storage tank or tanks are located on or under the Real Property; (g) to the best of Company's knowledge, no Hazardous Materials or underground storage tanks are present in, under or upon any parcel of property adjacent to the Real Property; and (h) Company has received no written notice from any governmental agency of any investigation or proceeding concerning the presence or alleged presence of Hazardous Materials on or under the Real Property or surrounding property.  For purposes of this Agreement, “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any regulatory agency relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by substance as a component; “Hazardous Material” means any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local law.

(g)           Company has received no written notice of any violation or alleged violation of any legal requirement affecting the Real Property, including, without limitation, any violation or alleged violation of any local, state or federal environmental, zoning, handicap or fire law, ordinance, code, regulation, rule or order, and specifically including, without limitation, variances or special permits affecting the Real Property which is the subject of any currently pending enforcement proceeding as of the date hereof.

(h)           Company has received no written notice of, and there does not exist, any pending litigation, or litigation which has been threatened in writing, or governmental proceeding including condemnation or similar proceeding affecting the Real Property.

(i)            No person, firm or corporation or other entity has any right of first or other refusal, other rights or option to acquire the Real Property, or any part thereof, from Company.

(j)           Company has not delivered to, or received from, any tenant under a Tenant Lease any notice of breach or default which has not otherwise been cured in all respects prior to the date of this Agreement.

(k)          Company is neither a "foreign person" nor a "foreign corporation" as those terms are defined in Section 7701 of the Internal Revenue Code of 1986, as amended (the "IRC"), and Company will execute and deliver to Purchaser on the Effective Date an affidavit or certification in compliance with IRC Section 1445.

(l)           Attached hereto as Exhibit  I is a rent roll (herein, the "Rent Roll") dated within ten (10) days of the date of this Agreement and identifying (1) each tenant under each Tenant Lease, (2) the gross and rentable square footage of the building comprising a portion of the Real Property as leased by such tenant under its Tenant Lease, (3) the suite(s) occupied by each such tenant under each applicable Tenant Lease, (4) the current monthly and annualized base rent payable by each such tenant under each Tenant Lease, (5) the current monthly and annualized additional rent payable by each such tenant under each Tenant Lease, and (6) the amount of security deposit, if any, held by the Company as security for each such tenant's obligations under its respective Tenant Lease.

            For purposes of this Section 2.15 above, the phrases "complies in all material respects", "compliance in all material respects" or similarly used phrases or words shall mean that any non-compliance would not result in the suspension or discontinuation of any use, occupancy, permits or privileges of or to Purchaser or any tenant or occupancy of the Real Property, or in any way result in other liability for fees, costs, penalties, and/or expenses from Purchaser to any third-party as pertains to the Real Property after the Effective Date arising from any such non-compliance circumstances.

2.16      Allowance for Loan Losses, Capital Adequacy.  Except as previously disclosed to Purchaser in writing or publicly in filings with the SEC, no reports, letters, orders or other communications have been issued by the Commissioner of the Tennessee Department of Financial Institutions or the FDIC or their respective designees, which question or criticize the amount or adequacy of the Company's allowance for loan losses, its capital adequacy or any other material indicator of the Company's financial condition.

2.17      Insurance.  The Company maintains insurance policies with respect to conduct of its business related to the Branch in such amounts and against such risks as are customary and reasonably believed by the Company to be adequate to protect its properties and business related to the Branch in accordance with standard banking practice.

2.18      Taxes.  The Company has timely filed or caused to be filed all federal, state, and local tax returns and all other reports and information in respect of taxes required to be filed, and the information therein contained is complete and accurate in all material respects.  The Company has not entered into any agreement to extend or waive the statute of limitations with respect to any such tax liability.  All tax liabilities related to the Branch (including interest and penalties, if any), including, without limitation, all real property ad valorem taxes and assessments currently due and payable with respect to the Real Property, have been duly paid by the Company or properly accrued on the Company's financial statements.  The Company has paid or accrued amounts for the payment of all taxes related to the Branch required to be paid in respect of the periods covered by such returns and has accrued amounts for payment of all income, business, franchise, property, sales, and other taxes payable in respect of subsequent periods.  Other than as described in the foregoing sentence, to the best of its knowledge, the Company has no tax obligation, pending or threatened, and no tax‑related claim, audit, examination, or other proceeding is pending or threatened against related to, or affecting, the Branch, and there are no tax assessment inquiries, appeals or proceedings pending against any of the Company's assets related to, or affecting, the Branch, including the Real Property.

2.19      Sole Agreement to Merge or Sell.  The Company is not a party to any other merger or business combination agreement, letter of intent, agreement of sale, or other agreement obligating it to sell the Branch, or to sell any of the Assets or the stock of the Company or to allow it to merge with, or to be acquired in any other manner by, any other entity or person, that, in each case, would prevent the sale of the Branch by the Company to the Purchaser.

2.20      Notice of Breach.  The Company will promptly give written notice to the Purchaser upon becoming aware of the impending or threatened occurrence of any event which would cause or constitute a breach of any of the representations, warranties, or covenants made to the Purchaser in this Agreement and will use its best efforts to prevent or promptly remedy the same.

2.21      Employees.  All of the Branch Employees (defined below) are employees at will, with no obligation, contractual or otherwise, to continue their employment or otherwise refrain from competing with the Company.  Company agrees to waive, and does waive, any obligation, covenant not to compete, or other restriction to which the Company is a party that restricts or might restrict Purchaser's ability to employ any of Branch Employees following the Effective Date of this Agreement.

2.22      Conduct of Business.  Since June 30, 2012, except as disclosed in Section 2.22 of the Schedule of Exceptions attached hereto as Exhibit G, the Company has continued actively in the conduct of its business at the Branch, meeting and performing all of its obligations in the regular course of business, and (i) there has been no material decrease in the net assets associated with the Branch being acquired by Purchaser; (ii) there has been no material adverse change in the financial condition, business, properties, assets or results of operations of the Branch which has not affected the financial services industry generally; (iii) the Company has not entered into any transaction out of the ordinary course of business associated with the Branch; (iv) the Company has not incurred any indebtedness or obligation associated with the Branch (other than deposit liabilities, purchases of federal funds and repurchases of securities by the Company in the ordinary course of business) in excess either individually or in the aggregate of $100,000; (v) the Company has not canceled, without payment in full, any notes, loans or other obligations associated with the Branch, other than in the ordinary course of business consistent with past practice; (vi) the Company has not mortgaged, pledged or subjected to any lien any of the assets of the Branch being sold hereunder (including any of the Real Property), except for securities pledged to secure government deposits; and (vii) to the best of its knowledge, the Company has not waived or compromised any of its rights against third parties with respect to the Branch.

2.23      Lawful Conduct of Business.  The business of the Branch is not being conducted in material violation of any applicable law, ordinance or regulation of any governmental entity.  No investigation or review by any governmental entity including, without limitation, the Commissioner of Financial Institutions, with respect to the Company is pending or threatened which can reasonably be expected to have a material adverse effect on the business, operations, properties, Assets or financial condition of the Branch.  The Company shall promptly notify the Purchaser of any examination or investigation initiated by any state or federal governmental entity or regulatory authority between the date hereof and the Effective Date, and shall consult with the Purchaser regarding the same to the extent permitted by law.  The Company has not received any notification from any agency or department of federal, state or local government (i) asserting a violation of any statute, regulation or local ordinance applicable to the conduct of the Company's business at the Branch, (ii) threatening to revoke any material license, franchise, permit or government authorization or (iii) restricting or in any material way limiting its operations at the Branch.

2.24      Loans.  All of the loans to be purchased hereunder by Purchaser are accurately reflected in all material respects on the Company's books of account, made for good, valuable and adequate consideration in the ordinary course of business of the Company, evidenced by notes or other evidences of indebtedness which are true, genuine and what they purport to be, represent valid and existing indebtedness of the maker or borrower thereof and to the best of the Company's knowledge are subject to no right of set off or other claims by such maker or borrower, or any endorser or guarantor, against the Company as a result of any action or failure to act by the Company in connection therewith.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Company as follows:

3.1          Corporate Organization.  Purchaser is a banking institution duly organized, validly existing and in good standing under the National Banking Act.

3.2          No Violation.  Neither the execution and delivery of this Agreement, nor the consummation of this sale will violate or conflict with (a) the Articles of Association or with the Bylaws of Purchaser, (b) any provision of any material agreement or any other restriction of any kind to which Purchaser is a party or by which Purchaser is bound, or (c) any statute, law, decree, or regulation of any governmental authority applicable to Purchaser and known to Purchaser, once the required governmental consents referred to in this Agreement are obtained, or will result in a default under, or cause the acceleration of the maturity of, any obligation or loan to which Purchaser is a party.

3.3          Corporate Authority.  The execution and delivery of this Agreement, and the consummation of this sale have been duly authorized by the Board of Directors of Purchaser as evidenced in Exhibit J.  No further corporate authorization on the part of Purchaser is necessary to consummate this transaction.

3.4          Binding Effect of Agreement.  This Agreement shall constitute the valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect which affect creditors' rights generally and by legal and equitable limitations on the availability of specific performance and other equitable remedies).

3.5          No Regulatory Impediments.  Purchaser has not received indication from any governmental or regulatory authority indicating it would oppose or not grant or issue its consent or approval, if required, with respect to the transactions contemplated by this Agreement.  The Purchaser will use its reasonable best efforts to obtain all necessary regulatory and governmental approvals for the transaction, and will comply with all reasonable conditions imposed by regulatory authorities for such approvals.  The Purchaser is not aware of any reason why such approvals should not be forthcoming.

3.6          Consents.  Other than the governmental approvals referred to in this Agreement, no approval, consent, authorization or action of, or filing with, any governmental body, regulatory authority or other third party is required on the part of Purchaser in connection with (A) the execution, delivery or performance by Purchaser of this Agreement and the other agreements and documents contemplated hereby or (B) the consummation by Purchaser of the transactions contemplated hereby.

3.7          Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Purchaser without the intervention of any broker or other person representing Purchaser in such manner as to give rise to any valid claim against the Company, for a finder’s fee, brokerage commission or other similar payment.

3.8          Litigation and Claims.  There is no material litigation, proceeding or governmental investigation pending or, to the knowledge of Purchaser, threatened against Purchaser relating to the transactions contemplated by this Agreement.  To the knowledge of Purchaser, there is no reasonable basis for any such material litigation, proceeding or governmental investigation (including, without limitation, violations of federal or state antitrust or securities or RICO laws).

ARTICLE 4

CONDUCT OF BUSINESS PENDING THE EFFECTIVE DATE

Pending the Effective Date, and except as otherwise consented to by Purchaser:

4.1          Ordinary Course of Business.  The Company will carry on the business of the Branch with reasonable diligence and substantially in the same manner as heretofore, and the Company will not with respect to the Branch engage in any one or more activities or transactions which shall be outside of the ordinary course of the business of the Company as conducted as of the date hereof except for activities or transactions contemplated by this Agreement.

4.2          Preservation.  The Company will use its best efforts to preserve the business operation of the Branch as conducted intact.  The Company further agrees to use its best efforts to preserve for Purchaser the good will of its customers and others having relations with the business normally conducted at the Branch, and to cooperate with and assist Purchaser in assuring the orderly transition of such business from the Company to Purchaser.  Nothing in this Section 4.2 shall be construed as requiring the Company to engage in any activities or efforts outside of the ordinary course of business as presently conducted.

4.3         Loans.  The Company shall make no loans and incur no liabilities associated with the Branch exceeding $100,000 other than deposit liabilities, without the prior approval of Purchaser, which consent shall not be unreasonably withheld. The Purchaser shall have the right to exclude any such additional loans until the Effective Date.  The parties hereto acknowledge that the provisions of this Section 4.3 shall not limit the Company's ability to renew loans associated with the Branch in the ordinary course of the Company's business consistent with past practice.

4.4         Contracts. Between the date of this Agreement and the Effective Date, with respect to the operations of the Branch, the Company will not, without obtaining the prior written consent of the Purchaser, (i) enter into any written or oral contract, other than banking transactions entered into in the ordinary course of business consistent with past practice, which cannot be terminated without penalty by the Company upon no more than thirty (30) days' notice; (ii) enter into any written or oral contract which provides for a prepayment by the Company of fees, other than legal fees, compensation or other consideration; (iii) encumber or mortgage any of the property of the Company; (iv) sell or otherwise dispose of any assets or acquire any assets, other than in the ordinary course of business consistent with past practice; (v) increase its long‑term or short‑term debt except deposit liabilities, purchases of federal funds and entry into securities repurchase agreements in the ordinary course of business consistent with past practice; (vi) modify, amend, extend, renew, expand upon, supplement, restate, or terminate, in whole or in part, any of the Tenant Leases, or grant any requested consent(s) under any Tenant Lease; (vii) enter into any new lease, license or other occupancy agreement as to any portion of the Real Property; (viii) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business; (ix) enter into any other transaction, contract, agreement or understanding outside the ordinary course of business; or (x) agree to do any of the foregoing.

4.5        Due Diligence Materials.  Within five (5) business days after the date of this Agreement, the Company shall provide to Purchaser the following due diligence materials with respect to the Real Property (collectively, the "Due Diligence Materials").

(a)          A copy of the most recent environmental assessment for the Real Property in the possession or control of the Company;

(b)          Full and complete copies of all permits and warranties pertaining to the Real Property, including without limitation, certificates of occupancy and permits or approvals of any nature, including development plans and approvals, from any governmental agency, board or authority; and (ii) guarantees, warranties and indemnities, if any, pertaining to the ownership and/or operations of the Real Property;

(c)          All available information in the Company's possession regarding the "landscape" letter of credit that relates to the Real Property;

(d)          Full and complete copies of all site plans, surveys, soil and substrata studies, architectural drawings, plans and specifications, engineering plans and studies, floor plans, landscape plans and other plans and studies owned by the Company that relate to the Real Property and the buildings and improvements comprising any portion thereof;

(e)          Copies of pleadings from any pending litigation, code, law and/or statute violations, letters regarding code compliance, and Americans with Disabilities Act compliance documentation relating to the Real Property;

(f)           A copy of the Company's most recent title insurance policy for the Real Property;

(g)          A copy of the most recent survey of the Real Property land issued in favor of the Company;

(h)          Copies of the most recent real property tax bills and utilities bills for the last four months for the Real Property; and

(i)           Copies of each management agreement, service contract, contractor agreement, construction contract or other business agreement or instrument relating to the Real Property and to which the Company is a party.

ARTICLE 5

OBLIGATIONS OF PARTIES PRIOR TO AND AFTER EFFECTIVE DATE

5.1        Full Access; Investigation.  The Company shall afford to the officers and authorized representatives of Purchaser access to the Company's properties, books, and records pertaining to the Branch and the Real Property, and the officers of the Company will furnish Purchaser with such additional financial and operating data and other information as to the Branch and the Real Property as Purchaser shall from time to time reasonably request and as shall be available, including, without limitation, information required for inclusion in all governmental applications necessary to effect this sale.  The Company will keep the Purchaser advised of all material developments relevant to the business of the Branch or to consummation of the transaction.  Prior to the Effective Date, the Purchaser may make or cause to be made such investigation, if any, of the business and properties of the Company, including the Real Property, and of the Company's financial and legal condition as the Purchaser reasonably deems necessary or advisable to familiarize itself and its advisors with such business, properties, and other matters, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily or unreasonably with normal operations.  Nothing in this Section 5.1 shall require the Company to breach any obligation of confidentiality or require the Company to violate any applicable law.  No such investigation shall affect or be deemed to modify the conditions to the Purchaser's obligation to consummate the acquisition or the representations and warranties of any other party, and each such representation and warranty shall survive any such investigation.  The Purchaser shall, and shall use its best efforts to cause its accountants, counsel, and other representatives to, maintain the confidentiality of all information furnished to it by the Company concerning the Company's business, operations, and financial condition, and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement.  If this Agreement is terminated prior to the Effective Date, the Purchaser shall promptly return all documents, work papers and other materials (including copies made thereof) received from the Company hereto unless the information contained in such documents and materials is available on a non-confidential basis from public or published information or trade sources.

5.2         Requirements of Regulatory Authorities.  The Company shall, as soon as is practicable, notify the proper regulatory authorities of its intent to terminate operation of the Branch and to consummate this sale and thereafter shall (i) comply with the normal and usual requirements imposed by such authority applicable to effectuate this sale, and (ii) use its good faith efforts to obtain any required permission of such regulatory authority to cease operating the Branch.  Purchaser shall promptly advise the Company upon receiving any communication from any governmental body or regulatory agency or authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes Purchaser to believe that there is a reasonable likelihood that any required approval or consent or other approval required hereunder will not be obtained or that receipt of any such approval or consent will be materially delayed.

5.3         Application for Approval to Effect Purchase of Assets and Assumption of Liabilities.  Purchaser shall prepare and file, with the assistance of the Company, as soon as practicable, an application, as required by law, to the appropriate federal and/or state regulatory authorities and in no event later than the close of business on the sixteenth (16th) business day following the date hereof for approval to effect this transaction, and the parties hereto shall, if required, publish appropriate notice of the sale.  The parties agree to use their good faith efforts to obtain such approval and to pursue diligently the expeditious completion of the acquisition.

5.4         Further Assurance.  Both parties hereby agree to execute and deliver such instruments and take such other actions as the other party may reasonably require in order to carry out the intent of this Agreement, and the Company agrees to give such bills of sale, acknowledgments, and other instruments of conveyance and transfer as, in the reasonable judgment of Purchaser, shall be necessary and appropriate to vest in Purchaser the all and equitable title to the assets of the Company being sold hereunder, free and clear of all liens and encumbrances other than the Permitted Liens and Permitted Exceptions.

5.5         Right to Intervene.  In the event that any litigation is instituted against either party under this Agreement, the other party shall have the right at its sole discretion to intervene in such litigation, and the parties do hereby consent to such intervention.

5.6         Confidentiality.  The Company and the Purchaser covenant with each other that, prior to the Effective Date, because of the confidential nature of the negotiations surrounding this Agreement and because of obligations of the parties hereto under the federal and state securities laws, without first obtaining the written consent of each other, there will be no public disclosure as to the terms and conditions of this Agreement, or the transactions reflected herein, except for such public announcements as may be jointly approved by the Company and the Purchaser, such disclosures as may be required incidental to obtaining the prior approval of any regulatory agency or official or third person to the consummation of the transactions described herein, and such disclosures as may be required in order to comply with applicable federal and state laws and regulations and the orders of courts of competent jurisdiction.  Except for such disclosures as counsel for the Company or the Purchaser deem necessary to comply with applicable federal and state securities laws, all matters pertaining to the parties, their investments and operations, agreements with regulators, employees, loans, earnings and operating ratios or similar information will be held and maintained in the strictest confidence prior to the Effective Date or in the event that this Agreement should be terminated (it being intended that this Section will survive any such termination).

5.7         Reserved.

5.8        Notice of Actual or Threatened Breach.  The parties will promptly give written notice to the other party upon becoming aware of any pending or threatened occurrence of any event which would cause or constitute a breach of any of the representations, warranties, or covenants made by them in this Agreement, or which would materially alter or threaten consummation of the transactions contemplated herein, and will use their reasonable best efforts to prevent or to promptly remedy the same.

5.9        Real Property; Title Insurance and Survey; Environmental Inspection.

(a)           Title Insurance.  Purchaser shall order a single title commitment for all parcels comprising the Real Property (the “Title Commitment”) from a title company acceptable to Purchaser (the “Title Company”) to issue as of the Effective  Date an ALTA owner’s policy of title insurance at the Company's sole cost and expense (the “Title Policy”) insuring Purchaser’s interest in the parcels of real estate comprising the Real Property, together with improvements, buildings and fixtures thereon, in amounts equal to the fair market value as reasonably determined by the parties.  The Title Commitment shall provide for the issuance of the Title Policy to Purchaser with respect the parcels of the Real Property as of the Effective Date of the closing of the transactions contemplated hereby, subject only to the Permitted Exceptions.  Company agrees to deliver any information that is in the possession of Company or to which Company has reasonable access as may be required by the Title Company under the requirements section of the Title Commitment or otherwise in connection with the issuance of the Title Policy.  Company also agrees to provide an affidavit of title and/or such other information as the Title Company may reasonably require in order for the Title Company to insure over the “gap” (i.e., the period of time between the effective date of the title insurance company’s last checkdown of title to the applicable parcel of the Real Property and the Effective Date) and to cause the Title Company to delete the standard exceptions from any Title Policy relating to parties in possession and construction liens.

(b)          Surveys.  On or before the thirtieth (30th) day after the date of this Agreement, Purchaser shall, at Purchaser's sole cost and expense, obtain a current as-built survey of the land and improvements comprising the Real Property (the “Survey”).  The Survey will comply in all respects with the minimum detail requirements of the American Land Title Association/American Congress on Survey and Mapping as such requirements are in effect on the date of preparation of the Survey and must be sufficient for the Title Company to remove all standard survey exceptions from the Title Policy and issue a survey endorsement and other endorsements reasonably required and acceptable to the Purchaser.

(c)           Title and Survey Defects.  On or before the fifteenth  (15th) day after the latter of the receipt of each completed Title Commitment (together with full and complete copies of all exception documents and instruments identified therein) and Survey by Purchaser, Purchaser shall give Company notice of any matters revealed by such Title Commitment or Survey as to which Purchaser objects (the “Title Defects”).  Any objection which is not timely made shall be deemed waived.  Within five (5) days after receipt of Purchaser’s notice of Title Defects, Company shall provide notice to Purchaser of which Title Defects it elects to cure and Company shall have thirty (30) days (the “Inspection Period”) to cure said Title Defects other than Mandatory Removal Liens (as defined below) which shall be satisfied on or before the Effective Date. Company agrees to take such actions to satisfy all requirements set forth in Schedule B-I of the Title Commitment within its control and satisfy, pay or bond-off at Closing from the sales proceeds amounts secured by consensual liens or mortgages, real estate taxes and assessments which are due and payable (subject to pro-ration adjustments as provided herein) and liquidated liens or judgments affecting all or any portion of a parcel of the Real Property including any such matters which arise subsequent to the effective date of the applicable Title Commitment (collectively, the “Mandatory Removal Liens”).  If Company refuses or fails to remedy said title objections prior to expiration of the Inspection Period (or such reasonable time thereafter provided the Company is diligently pursuing the cure of such Title Defects not to exceed fifteen 15) days), other than the Mandatory Removal Liens which Company is required to remedy on or before the Effective Date, Purchaser may in its sole discretion either (i) terminate this Agreement; or (ii) expressly waive such title objections or defects and proceed toward closing.  Notwithstanding anything to the contrary in this Agreement, Purchaser may object at any time after the expiration of the Inspection Period to any additional matters first shown by any update or revision of the Title Commitment and/or re-certifications of the Survey, provided that such matters were not created by, through or under Purchaser (the "New Title Defects") and if Company refuses to remedy any such New Title Defects on or before the date which is five (5) days prior to the closing of the transactions contemplated by this Agreement upon the Effective Date, Purchaser may in its sole discretion either (i) terminate this Agreement; or (ii) expressly waive such title objections or defects and proceed toward closing.  In no event shall Company execute and/or record any new agreements or instruments that encumber the Real Property after the date of this Agreement or prior to or after the Effective Time without Purchaser’s approval.

(d)          Environmental Inspection.  Purchaser may, at Purchaser’s sole cost and expense, obtain a completed Phase I environmental site assessment (“Phase I”) of the Real Property conducted by an independent environmental investigation and testing firm selected by Purchaser. In the event the Phase I discloses any potential environmental condition that in the reasonable belief of Purchaser warrants further review or investigation, Purchaser shall give notice of the same to Company.  Upon giving the notice required hereby, Purchaser may, within an additional forty-five (45) day period, obtain a completed Phase II environmental report (“Phase II”) by the same environmental investigation and testing firm that prepared the Phase I report; provided, however, that all testing and sampling conducted by such firm shall be agreed upon in advance by both Purchaser and Company. All costs and expenses associated with the Phase II testing and report shall be divided equally between Purchaser and Company.  If the Phase II report reveals levels of environmental contaminants in excess of federal or state action limits on the Real Property, Purchaser may (i) purchase the Real Property on terms and conditions mutually agreeable to Purchaser and Company; or (ii) terminate this Agreement. Purchaser and its employees, agents and representatives shall hold the contents of all Phase I or Phase II reports confidential and disclose the contents thereof only with the prior written consent of Company or as may be required under applicable law. Purchaser shall provide copies of the Phase I and Phase II reports, if any, obtained by Purchaser to Company.

5.10     Customers.  Purchaser covenants and agrees that it will not actively seek to cause customers of the Company to transfer deposits from the Company's offices prior to the Effective Date, and Company covenants that for three (3) years after the Effective Date neither the Company nor its Affiliates will actively seek to cause customers of the Branch as of the Effective Date to transfer deposits from the Purchaser's offices; provided that for the purposes of the foregoing, advertisements in the local newspaper, television, radio or media shall not be considered active solicitation, and general mailings made by Company, its Affiliates, or Company's successors shall not be considered violations of this covenant. Finally, Company covenants that for three (3) years after the Effective Date, Company and its Affiliates will refrain from the targeted solicitation of existing Branch customers, and will at all times discourage the refinancing of any outstanding loan obligations of existing Branch customers.

5.11     Restriction on New Branches.  The Company shall not open a new banking branch in Williamson County, Tennessee, for a period of three (3) years from the Effective Date.  The restriction contained in this Section 5.11 shall not affect any banking branch being operated by the Company as of the close of business on the date of this Agreement or any banking branch operated by another financial institution which acquires, or is acquired by, the Company or an Affiliate of the Company by stock acquisition, asset acquisition, merger, or otherwise; provided that said branch is in existence as of the date such other financial institution and the Company or Affiliate of the Company enter into a definitive agreement for such an acquisition or other combination.

5.12     Transfer of Security Deposits.  At the Effective Date, the Company shall transfer to Purchaser  all security deposits currently held by the Company that are refundable to the tenants of the Real Property at the end of the respective lease periods for such tenants.  To evidence the receipt by Purchaser of such security deposits, Purchaser will execute, acknowledge and deliver to the Company on the Effective date an Acknowledgement Agreement (the "Acknowledgement") substantially in the form attached hereto as Exhibit K.

5.13     Reserved.

5.14     Duties to Safe Deposit Box Holders.  From and after the Effective Date, Purchaser agrees to assume and to discharge, in the usual course of its banking business, the duties and obligations of Company with respect to all safe deposit boxes at the Branch, and to maintain all necessary facilities for the use of such boxes by the renters thereof during the period for which such persons have paid rent to Company therefor, subject to the provisions of the rental agreements between Company and the respective renters of such boxes.

5.15     IRS Real Estate Sales Reporting.  Company and Purchaser hereby agree that Company shall act as “the person responsible for closing” the transaction as pertains to the Real Property which is the subject of this Agreement pursuant to IRC Section 6045(e) and shall, if required, prepare and file all informational returns, including IRS Form 1099‑S, and shall otherwise comply with the provisions of IRC Section 6045(e).  The provisions of this Section 5.15 shall survive the Effective Date hereunder and the closing of the transaction(s) contemplated hereby.

 5.16          Notice to Customers.

(a)        Purchaser and the Company agree to jointly mail or cause to be jointly mailed to each of the depositors whose deposit is to be assumed by Purchaser, each holder of a safe deposit box at the Branch and to such other customers as may be required by applicable law, such notice of contemplated transfer of the Assets and the liabilities as may be required as a condition of approval by any regulatory authority or as otherwise may be required by applicable law.  The out of pocket cost of the mailings required by this Section 5.16 shall be shared equally by Purchaser and the Company.

(b)        As soon as practicable, but in no event later than fifteen (15) days prior to the Effective Date (or such shorter period as allowed by the Real Estate Settlement Procedures Act ("RESPA")), the Company and Purchaser shall give joint notice to each customer to the extent required under RESPA, of the transfer of the servicing of any loan subject to RESPA.

5.17     Employees.  Purchaser will offer to employ all employees of the Company affiliated with the Branch and listed on Schedule 5.17 (the "Branch Employees"), effective as of the Effective Date.  Purchaser will communicate offers of employment in accordance with any applicable legal requirements and in a form mutually acceptable to the Company and Purchaser.  All such Branch Employees shall be offered employment with Purchaser in all cases (i) in a position requiring comparable skills and abilities as such Branch Employee's position with the Company on the Effective Date, and (ii) with annual base salary, or weekly or hourly rate of pay that is comparable to Purchaser's employees performing similar activities and with similar experience.

ARTICLE 6

CONDITIONS TO PURCHASER'S OBLIGATIONS

Each and every obligation of Purchaser under this Agreement to be performed on or before the Effective Date shall be subject to the satisfaction, on or before the Effective Date, of the following conditions, in addition to those other conditions precedent set forth elsewhere in this Agreement benefitting Purchaser:

(a)        The representations and warranties made by the Company in this Agreement shall be true in all material respects at and as of the Effective Date as though such representations and warranties were made at and as of such time, except (i) for any changes permitted by the terms hereof or consented to by the Purchaser or (ii) with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

(b)        The Company shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Effective Date.

(c)         From the date of this Agreement until the Effective Date, there shall have been no material adverse change, not cured, in the business or financial condition of the Branch.

(d)         On the Effective Date, no action, suit, or proceeding shall be pending or threatened (i) against the Company which might materially and adversely affect its business, properties, and assets at the Branch, or (ii) against any party which might materially and adversely affect this transaction.

(e)         The Purchaser shall have received from the appropriate regulatory bodies approval (i) of this transaction and (ii) to operate the Branch; provided that such approval shall not impose any condition or requirement that would have a material adverse impact on Purchaser or Purchaser's future operation of the Branch.

(f)          The Company shall execute and deliver to the Purchaser the Refund Agreement attached as Exhibit L on the Effective Date.

(g)         Subject to the provisions of Section 5.1, Purchaser together with such other employees, agents, accountants, advisors, and attorneys of Purchaser as Purchaser shall deem necessary, shall have been allowed access to the books and records of the Branch and information regarding the Real Property reasonably requested by Purchaser, including, but not limited to the Due Diligence Materials set forth above in Section 4.5, for the purpose of completing a pre-acquisition review and due diligence examination.  Such pre-acquisition review shall be conducted within thirty (30) days of the execution of this Agreement, and any adjustments to the Purchase Price requested to be made by the Purchaser, based on information not known to Purchaser as of the date hereof, shall be made within ten (10) days after the thirty (30) day period has expired.  If such adjustments requested by Purchaser are not accepted by the Company in its sole discretion within such period, Purchaser shall then have ten (10) days to terminate this Agreement.  If Purchaser does not terminate the Agreement within this period, this condition shall be deemed waived by Purchaser.

(h)        The Company shall execute and deliver to the Purchaser the Bill of Sale, Assignments and, pursuant to Section 1.2(a)(v), a special warranty deed, title policy, owner's affidavit, and non-foreign status affidavit on the Real Property transferred on the Effective Date, and an Assignment and Assumption of Tenant Leases for the Real Property transferred, in the form attached as Exhibit E, and the Company shall procure estoppel certificates acceptable to Purchaser from each of the tenants under each of the Tenant Leases, in substantially the form attached as Exhibit M (in each instance, a "Tenant Lease Estoppel Certificate"); provided, however, that Purchaser may object to a Tenant Lease Estoppel Certificate and refuse to close the transactions contemplated by this Agreement if it shows an ongoing default under the subject Tenant Lease or a tenant bankruptcy action or any material discrepancy with respect to representations or warranties of the Company under this Agreement, or as compared to the terms and conditions of the Tenant Lease provided to Purchaser, or the Rent Roll attached as Exhibit I.  In addition to the foregoing, Company shall reasonably cooperate with Purchaser to obtain any estoppel certificates that are required for reciprocal easement agreements and/or covenants, conditions and restrictions as included in the Commitment and which ultimately comprise Permitted Exceptions.

(i)         No Tenant under any of the Tenant Leases, after the date hereof, shall have terminated in advance of the expiration of, or given written notice of intent to terminate, its Tenant Lease pursuant to the terms of such Lease.

(j)         Purchaser's Title Company shall be irrevocably committed to issue the Title Policy in the form approved by Purchaser prior to the expiration of Purchaser's due diligence period, which shall be reconfirmed at or prior to the Effective Date.

(k)          Company shall execute and deliver to Purchaser the Limited Power of Attorney attached as Exhibit N.

ARTICLE 7

CONDITIONS TO THE COMPANY'S OBLIGATIONS

Each and every obligation of the Company under this Agreement to be performed on or before the Effective Date shall be subject to the satisfaction, on or before the Effective Date, of the following conditions in addition to those other conditions precedent set forth elsewhere in this Agreement benefitting the Company:

(a)          The representations and warranties made by Purchaser in this Agreement shall be true at and as of the Effective Date as though such representations and warranties were made at and as of such time, except for (i) any changes permitted by the terms hereof or consented to by the Company or (ii) with respect to those representations and warranties specifically made as of an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

(b)          Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Effective Date.

(c)          On the Effective Date, no action, suit, or proceeding shall be pending or threatened against any party which might materially and adversely affect this transaction.

(d)          Purchaser shall have delivered to Company the Purchase Price and the Assumption Agreement.

ARTICLE 8

CONDITIONS TO COMPANY'S AND PURCHASER'S OBLIGATIONS

Each and every obligation of the parties under this Agreement to be performed on or before the Effective Date shall be subject to the satisfaction, on or before the Effective Date, of the following conditions:

8.1        Approval of Governmental Authorities.  The approval by the appropriate federal and/or state regulatory authorities shall have been obtained and all applicable waiting periods shall have expired or otherwise been terminated.  Such approvals, the termination of operations conducted by the Company at the Branch and the transactions contemplated hereby shall not then be objected to or contested by the appropriate regulatory authority.

8.2        Consent to Assignment of Leases and Contracts.  The involved lessors, lessees/tenants or other parties to other contracts with the Company, including the Tenant Leases, shall have consented if necessary, on terms reasonably satisfactory to the Company, Purchaser, and regulatory authorities, to the Company's assignment of any applicable leases or other contracts to Purchaser.

8.3        Agreements.  Both parties shall have executed and delivered to each other the Closing Statement and Retirement Plan Custody/Trustee Assignment attached as Exhibit O.

ARTICLE 9

TERMINATION

9.1        Methods of Termination.  This Agreement may be terminated at any time, but not later than the Effective Date:

(a)       By mutual agreement of the Boards of Directors of Purchaser and the Company; or

(b)       By the Board of Directors of Purchaser if any of the conditions provided for in Article 6 of this Agreement shall have not been met or waived in writing by Purchaser; or

(c)       By the Board of Directors of the Company if any of the conditions provided for in Article 7 of this Agreement shall not have been met or waived in writing by the Company; or

(d)       By the Board of Directors of either party if any of the conditions provided in Article 8 shall not have been met; or

(e)       By the Board of Directors of either party if any of the transactions contemplated by this Agreement are disapproved by any regulatory authority whose approval is required to complete such transactions; or

(f)        By the Board of Directors of either party in the event of a material breach by the other of any representation, warranty or agreement contained herein, that is not cured or cannot be cured within thirty (30) days after written notice of such termination has been delivered to the breaching party; provided, however, that termination pursuant to this provision shall not relieve the breaching party of liability for such breach.

9.2       Procedure Upon Termination.  In the event of termination pursuant to this Article 9, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate upon receipt of such notice, immediately unless an extension is consented to by the party or parties having the right to terminate.  If this Agreement is terminated as provided herein:

(a)        Each party will redeliver all documents, work papers, and other material of the other party relating to this transaction, whether so obtained before or after the execution hereof, to the party furnishing the same; and

(b)        All information received by either party hereto with respect to the business of the other party (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for business advantage by such party or disclosed by such party to third persons to the detriment of the party furnishing such information.

(c)         Nothing contained in this Article 9 shall be deemed to excuse either party for a breach of any of its obligations or agreements undertaken or made in this Agreement.

9.3        Automatic Termination.  Unless mutually extended by the Board of Directors of Purchaser and the Company, and any provision of this Agreement to the contrary notwithstanding, this Agreement shall terminate, and the purchase, sale, and assumption contemplated hereby shall be abandoned, automatically and without action on the part of either party, and, except as set forth in Section 9.2(c), without liability of either party to the other party, unless the purchase, sale and assumption contemplated hereby is consummated on or prior to March 31, 2013, subject to an extension which may be requested by either party (but which the other party hereto shall not be obligated to grant) if the only unsatisfied condition is the approval of the appropriate regulatory authorities.

9.4        Effect of Termination.  In the event of the termination of this Agreement, pursuant to the provisions of Section 9.1 or Section 9.3 hereof, no party to this Agreement shall have any further liability or obligation in respect of this Agreement, except that this Article 9, the provisions of Section 5.6, and Article 11 shall survive such termination.

ARTICLE 10

INDEMNIFICATION

10.1     Company's Indemnity.  The Company agrees to indemnify and save Purchaser and any of the Purchaser's officers, directors or employees ("Purchaser Indemnitees") harmless from and against all expenses, claims, charges, losses, damages, fines or penalties, including without limitation, reasonable attorneys' fees incurred in defending or resisting any claims, actions or proceedings or in enforcing this indemnity (hereinafter "Damages") that the Purchaser Indemnitees may suffer, sustain, incur or become subject to, whether directly or indirectly, arising out of, based upon, resulting from or in connection with:

(a)          any material breach, inaccuracy, failure to perform, or violation of any representations, warranties, obligations or covenants of Company contained, disclosed or set forth in this Agreement or in any document (including any exhibits or schedules) furnished to Purchaser pursuant to or in connection with this Agreement;

(b)          any Damages Purchaser may sustain or incur which arise out of the operation of the Branch by the Company or use of the Assets prior to the Effective Date;

(c)          any Damages Purchaser may sustain or incur which arise out of any action, suit, or proceeding against the Company pending or potentially pending on the Effective Date;

(d)          any Damages Purchaser may sustain or incur in respect to any obligations, liabilities, or commitments of the Company not expressly assumed by Purchaser under this Agreement; and

(e)           any claim for fees or commissions by any broker claiming to have been involved in this transaction on behalf of the Company.

10.2      Purchaser's Indemnity.  Purchaser agrees to indemnify and save the Company and any of the Company's officers, directors, employees, agents and representatives (the "Company Indemnitees") harmless from and against all Damages that the Company Indemnitees may suffer, sustain, incur or become subject to, arising out of, based upon, resulting from or in connection with:

(a)          Any material breach, inaccuracy, failure to perform or violation of any representations, warranties, obligations, or covenants of Purchaser contained, disclosed or set forth in this Agreement or in any document (including any exhibits or schedules) furnished to the Company pursuant to or in connection with this Agreement;

(b)          any Damages the Company may sustain or incur which arise out of the operation of the Branch by Purchaser or use of the Assets on or after the Effective Date;

(c)          any Damages the Company may sustain or incur which arise out of the failure of Purchaser to perform any of the liabilities or obligations assumed by Purchaser in this Agreement; or

(d)          any claim for fees or commissions by any broker claiming to have been involved in this transaction on behalf of Purchaser.

10.3      Procedure and Participation.  If there shall arise any matter covered by the foregoing agreements to indemnify and hold harmless, the party seeking indemnification shall give written notice thereof to the other party promptly (in no event more than forty‑five (45) days) after it learns in writing of the existence of such matter and the party from whom indemnification is sought shall have the opportunity to participate in the action, in a manner appropriate to the matter, including, but not limited to defense of any claims or demands.  Notwithstanding such election to participate, if the party from whom  indemnification is sought elects to participate in the defense of such claim or action, the defense shall nevertheless be conducted by counsel satisfactory to the indemnified party against whom such claim was asserted or who may be a defendant in such action, but nothing herein contained shall prohibit the indemnifying party from participating in such defense and using its own counsel.  The parties will fully cooperate in any such action making available to each other books or records for the defense of any claim or action.  If a party from whom indemnification is sought does not avail itself of the opportunity to defend against or resist such claim or action within thirty (30) days of the written notice or claim from the party seeking indemnification (or such shorter time specified in the notice as the circumstances of the matter may dictate) the party seeking indemnification shall be free to dispose of the matter in any way which it deems in its best interest.

10.4       Limits on Indemnities. Any claims for indemnification pursuant to this Agreement must be made within one year after the Effective Date. Notwithstanding any provision to the contrary contained in this Agreement, an indemnifying party’s indemnification obligation under this Article 10 shall continue as to any matter as to which a claim for indemnification is submitted in writing to the indemnifying party prior to the expiration date set forth above and any such representation, warranty, covenant or agreement subject to such indemnification claim shall continue to survive until such time as the matter is resolved. In determining the amount of any indemnification obligations under this Article 10, the amount of any obligation for which indemnification may be claimed by any indemnified party shall be reduced by any insurance proceeds and tax benefits actually received by the indemnified party with respect to the matter that is the subject of the indemnified claim, net of any expenses incurred by the indemnified party in collecting such amount and any increased premiums resulting therefrom.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1      Amendment and Modification.  The parties hereto, by mutual consent of their respective officers, authorized by their respective Boards of Directors, may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.

11.2      Assignment.  This Agreement and all of the provisions hereof shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, prior to the Effective Date, by either of the parties hereto without the prior written consent of the other.

11.3     Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  A telecopy, facsimile or other electronic transmission of a signed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

11.4      Headings.  The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part hereof.

11.5      Survival of Representations and Warranties.  The respective representations and warranties of the parties hereto contained herein shall survive for one year after the Effective Date unless stated otherwise.

11.6      Waiver.  Any condition to a party's obligation hereunder may be waived (but only in writing) by the other party.

11.7      Payment of Expenses.  Each party herein shall pay for its own expenses and costs in connection with the carrying out of this Agreement except as stated otherwise.  Except as otherwise provided herein, any expenses, fees, and costs necessary for any approvals of the appropriate federal and/or state regulatory authorities or for any notice to depositors of the assumption of deposit liabilities provided for in this Agreement shall be paid by Purchaser.

11.8      Governing Law.  This Agreement shall be governed by the laws of the State of Tennessee.

11.9    Addresses for Notice, etc.  All notices, requests, consents, and other communications hereunder shall be in writing, and shall be personally delivered or mailed certified or registered mail, return receipt requested, postage pre‑paid, addressed as follows:

If to Purchaser:	First Citizens National Bank
One First Citizen Place
Dyersburg, Tennessee 38024
Attention: Jeffrey D. Agee, President and CEO

With copies to:	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
211 Commerce Street, Suite 800
Nashville, Tennessee 37201
(615) 726-5740
(615) 744-5740 (Fax)
Attention: Mark L. Miller
Email: mlmiller@bakerdonelson.com

If to Company:	Community First Bank & Trust
501 South James Campbell Boulevard
Columbia, Tennessee 38401
Attention: Louis Holloway, President and CEO

With copies to:	Bass Berry & Sims, PLC
150 Third Avenue, South, Suite 2800
Nashville, Tennessee 37201
(615) 742-7721
(615) 742-2813 (Fax)
Attention: D. Scott Holley
Email: sholley@bassberry.com

11.10   Tax Liabilities.  Company will take all steps reasonably requested by Purchaser to avoid the imposition of and in the event of such imposition, will pay, any sales, use or other similar tax on the sale of the assets as contemplated in this Agreement, and Purchaser will be responsible for payment of all state, county or local transfer, documentary or recording taxes or fees applicable to the sales, conveyances, assignments or transfers to be made pursuant to this Agreement.

11.11   Successors and Third Parties.  All covenants, representations, warranties and conditions of this Agreement shall be binding on the successors and permitted assigns of the Company and Purchaser.  Nothing expressed or referred to herein is intended or shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or in respect to this Agreement, or any provision of this Agreement.  Company and Purchaser intend that this Agreement, and the assumptions of obligations and statements of responsibilities hereunder, are for the sole benefit of Company and Purchaser, and not for the benefit of any other person or entity.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers as of the date first written above.

FIRST CITIZENS NATIONAL BANK By: /s/ Jeffrey D. Agee
Jeffrey D. Agee Title: President and CEO

COMMUNITY FIRST BANK & TRUST By: /s/ Louis E. Holloway Louis E. Holloway Title: President and CEO

EXHIBITS
A-	Legal Description of Land Comprising Part of Real Property
B -	Special Warranty Deed
C-	Closing Statement
D-	Bill of Sale, Assignment
E-	Assignment and Assumption of Tenant Leases
F-	Assumption Agreement
G-	Schedule of Exceptions
H-	Company Board Resolutions
I-	Rent Roll
J-	Purchaser Board Resolutions
K-	Acknowledgement Agreement
L-	Refund Agreement
M-	Tenant Estoppel Certificate
N-	Limited Power of Attorney
O-	Retirement Plan Custody/Trustee Assignment

SCHEDULES

1.2(a)(ii) Furniture, Fixtures and Equipment - List of furniture, fixtures and equipment used in the operation of the Branch.

1.2(a)(iii) Loans - List of loans, including term loans, mortgages, and other credits outstanding, carried on the Company's books as assets associated with the Branch.

1.2(a)(vii) Tenant Leases - List of the Company’s leases to which the conveyed Real Property will be subject.

1.2(a)(ix) Equipment Leases - List of equipment leases pursuant to which equipment used in the Branch is leased by the Company.

1.2(b)(i)(A) Demand and Savings Deposit Accounts - List of all demand and savings deposit liabilities, together with all liabilities, duties and obligations of the Company associated therewith including, but not limited to, the agreements with customers associated with such deposits.

1.2(b)(i)(B) Term Deposit Accounts - List of deposits on which the Company will pay accrued interest as of the Effective Time.

5.17 Employees - List of all employees of the Company affiliated with the Branch whom Purchaser will offer to employ.

FIRST CITIZENS BANCSHARES, INC. SHALL FURNISH SUPPLEMENTALLY A COPY OF ANY OF THE ABOVE-LISTED EXHIBITS OR SCHEDULES TO THE SECURITIES AND EXCHANGE COMMISSION UPON REQUEST.